UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-14905

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

RC WILLEY HOME FURNISHINGS

COMBINED RETIREMENT INVESTMENT SAVINGS PLAN

2301 South 300 West

South Salt Lake, UT 84115

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Berkshire Hathaway Inc.

3555 Farnam Street

Omaha, Nebraska 68131

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrators and Participants

RC Willey Home Furnishings Combined Retirement Investment Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the RC Willey Home Furnishings Combined Retirement Investment Savings Plan (the Plan) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes to financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Schedule of Assets (Held at End of Year) (the supplemental schedule) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2020 financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.

In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Tanner LLC

We have served as the Plan’s auditor since 2019.

Salt Lake City, Utah

June 22, 2021

RC WILLEY HOME FURNISHINGS

COMBINED RETIREMENT INVESTMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2020	2019

ASSETS

Investments, at fair value	$146,026,171	$134,305,528
Receivables:
Notes receivable from participants	2,761,329	3,041,800
Other	927	15,056

Total receivables	2,762,256	3,056,856

Total assets	148,788,427	137,362,384

LIABILITIES

Excess participants’ contributions refundable	25,879	28,106
Operating payables	2,502	3,120

Total liabilities	28,381	31,226

Net assets available for benefits	$ 148,760,046	$ 137,331,158

The accompanying notes are an integral part of these financial statements.

RC WILLEY HOME FURNISHINGS

COMBINED RETIREMENT INVESTMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2020
ADDITIONS
Investment and interest income:
Net appreciation in fair value of investments	$17,459,538
Interest and dividends	3,498,520
Interest income on notes receivable from participants	142,993

Total investment and interest income	21,101,051

Contributions:
Participants	6,228,808
Employer	2,656,083
Rollovers	5,158

Total contributions	8,890,049

Total additions	29,991,100

DEDUCTIONS
Deductions from net assets attributed to:
Benefit payments to participants	18,463,896
Administrative expenses	98,316

Total deductions	18,562,212

Increase in net assets available for benefits	11,428,888

Net assets available for benefits:
Beginning of year	137,331,158

End of year	$148,760,046

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following description of the RC Willey Home Furnishings (the “Company” or “Employer”) Combined Retirement Investment Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a)

General. The Plan is a defined contribution plan covering all employees of the Company who have completed six months of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The 401(k) Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

b)

Contributions. Participants may make voluntary pre-tax contributions or after-tax Roth 401(k) contributions through salary deferrals, limited to 75% of each participant’s eligible compensation, but not more than the maximum allowed by law (highly compensated employees may contribute up to 10%). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The catch-up contribution limit was $6,500 for 2020.

Participants direct the investment of their contributions to various investment options offered by the Plan. Matching Company contributions are made in an amount equal to a percentage of the participant contributions as determined by the Company at its discretion each year. For the Plan years ended December 31, 2020 and 2019, the Company elected to match 100% of the first 3% of base compensation that a participant contributes to the Plan, excluding catch-up contributions. The Company may also make an annual profit-sharing contribution. During the year ended December 31, 2020, the Company made matching contributions of $2,656,083. No profit-sharing contributions were made during the year ended December 31, 2020. Contributions are subject to certain Internal Revenue Service (“IRS”) limitations.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

c)

Participant Accounts. Each participant’s account is credited with the participant’s contributions and Company matching contributions, as well as an allocation of forfeitures and Plan earnings or losses. Allocations are based on participant earnings or losses, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d)

Vesting. Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after two years of credited service. Vesting in additional nonelective contributions to the Plan takes place on a straight-line basis, over a five-year period, following two years of service.

e)

Investment Options. All participant contributions and Company matching contributions are participant directed among investment funds and Berkshire Hathaway Class B common stock through a unitized stock fund.

f)

Notes Receivable from Participants. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan Administrators. Principal and interest is paid ratably through payroll deductions.

Effective April 24, 2020 Qualified Individuals who experienced financial challenges due to COVID-19 were eligible to defer 401(k) loan repayments until December 31, 2020. Qualified Individuals included those who were diagnosed with COVID-19; whose spouse or dependent was diagnosed with COVID-19, or experienced adverse financial consequences as a result of being quarantined, furloughed, laid off, hours reduced, or other factors as determined by the Secretary of Treasury during the COVID-19 pandemic. Qualification for a Coronavirus Aid, Relief and Economic Security (“CARES”) Act loan repayment deferment was self-certified by the individual requesting the deferment. Loan payments for those who deferred were restarted in January 2021.

g)

Payment of Benefits. Distributions and withdrawals are generally payable upon termination, total disability, death or the attainment of the normal retirement age of 65. Upon termination of service, a participant who has an account balance of $5,000 or less can withdraw the funds in a lump-sum settlement. A participant who has an account balance of more than $5,000 may elect to receive either a lump-sum amount equal to the vested value of his or her account, receive installment payments, or leave the funds in the account until normal retirement age. Participants are eligible to begin receiving in-service distributions of all vested account balances upon reaching 59 1⁄2 years of age.

For the period April 6, 2020 to December 31, 2020 a new distribution option was added to the Plan. The CARES Act allowed Qualified Individuals to withdraw up to $100,000 of Plan funds without a 10% early withdrawal penalty. CARES Act distributions were subject to regular income taxes. Qualified Individuals included those who were diagnosed with COVID-19; whose spouse or dependent was diagnosed with COVID-19, or experienced adverse financial consequences as a result of being quarantined, furloughed, laid off, having hours reduced, or other factors as determined by the Secretary of the Treasury during the COVID-19 pandemic. Qualification for a CARES Act distribution was self-certified by the individual requesting the distribution.

h)

Forfeited Accounts. At December 31, 2020 and 2019, forfeited non-vested accounts totaled $32,036 and $16,691 respectively. These accounts may be used to reduce future employer contributions or to pay administrative expenses. In 2020, $10,618 of the forfeited nonvested account balance was allocated to participants’ accounts or to offset administrative expenses.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of Accounting. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

b)

Use of Estimates. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

c)

Investment Valuation and Income Recognition. The Plan’s investments are stated at fair value. Shares of mutual funds and common stock are valued based on published market prices; common/collective trust funds are presented at the net asset value (“NAV”) of shares held by the Plan at the end of a given year. Interest-bearing cash is valued at the deposited balance. The Plan presents net changes in the fair value of mutual funds and common stock, which consists of realized gains and losses, unrealized appreciation or depreciation, and any income or capital gain distributions from such investments, in the statement of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

d)

Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 and 2019.

e)

Contributions. Participant contributions are recorded in the period they are withheld from participants’ compensation. Company matching contributions are recorded in the same period as the related participant contributions.

f)	Payment of Benefits to Participants. Benefits are recorded when paid.

g)

Administrative and Investment Expenses. Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation or depreciation in the fair value of investments.

3.	FAIR VALUE MEASUREMENT

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

●	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
●	Level 2 - Inputs to the valuation methodology include:
o	Quoted prices for similar assets or liabilities in active markets;
o	Quoted prices for identical or similar assets or liabilities in inactive markets;
o	Inputs other than quoted prices that are observable for the asset or liability;
o	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
●	Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Common stock

Valued at the closing price reported on the active market on which the individual securities are traded. All common stock is classified within Level 1 of the valuation hierarchy.

Common/collective trust fund

Valued at NAV per share as a practical expedient. In accordance with GAAP, since the common/collective fund is measured using the NAV per share practical expedient, this fund is not classified in the fair value hierarchy.

Interest-bearing cash

Valued at the account balance at year-end. The cash balances are classified within Level 1 of the valuation hierarchy.

Mutual funds

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. All mutual funds are classified within Level 1 of the valuation hierarchy.

The preceding described methods may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2020 and 2019:

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$374,494	$—	$—	$374,494
Common Stock	9,493,917	—	—	9,493,917
Mutual Funds	125,630,734	—	—	125,630,734

Total assets in the fair value hierarchy	$135,499,145	$—	$—	$135,499,145

Investments measured at net asset value *				10,527,026

Total assets at fair value				$146,026,171

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$413,395	$—	$—	$413,395
Common Stock	10,781,853	—	—	10,781,853
Mutual Funds	113,608,048	—	—	113,608,048

Total assets in the fair value hierarchy	$124,803,296	$—	$—	$124,803,296

Investments measured at net asset value *				9,502,232

Total assets at fair value				$134,305,528

* In accordance with Financial Accounting Standard Board (FASB) Accounting Standards Codification (ASC) Subtopic 820-10 “Fair Value Measurement”, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented on the statements of net assets available for benefits.

4.	INVESTMENTS MEASURED AT NET ASSET VALUE

The Fidelity Managed Income Portfolio is the Plan’s singular common/collective Trust Fund (“The Trust”). The Trust has entered into fully benefit-responsive investment contracts to provide preservation of principal, maintain a stable interest rate, and provide liquidity at contract value for participant withdrawals and transfers.

The Trust is contractually obligated to pay the principal and a specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of the contract will track current market yields on a trailing basis. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

The following table summarizes the Fidelity Managed Income Portfolio fund measured at fair value based on NAV per share as a practical expedient as of December 31:

	Fair Value as of December 31,		Unfunded Commitments	Redemption frequency (if currently eligible)	Redemption notice period
Investments	2020	2019

Common/collective trust	$10,527,026	$9,502,232	N/A	Daily	12 months

5.	RELATED PARTIES AND PARTIES-IN-INTEREST

Certain Plan investments are shares of funds managed by the Fidelity Management Trust Company, the Plan Custodian, and therefore, these transactions qualify as party-in-interest transactions. Any purchases and sales of these funds are open market transactions at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA. Notes receivable from participants are also considered to be exempt party-in-interest transactions.

The Plan allows participants to invest in class B securities of the Plan sponsor’s parent, Berkshire Hathaway Inc., through a unitized stock fund. The Plan has a direct investment in the underlying common stock, interest-bearing cash, and other assets; as a result, these assets are shown separately in the Plan’s financial statements

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

7.	TAX STATUS

The Plan has adopted a Fidelity Volume Submitter Defined Contribution Plan. The IRS has determined and informed Plan management by a letter dated June 30, 2020, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan may have been amended since receiving the opinion letter, the Plan Administrators and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Department of Labor. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrators believe it is no longer subject to income tax examinations for years prior to 2017.

8.	EXCESS PARTICIPANTS’ CONTRIBUTIONS REFUNDABLE

As a result of nondiscrimination requirements relating to contributions, certain highly compensated employees were required to receive refunds of excess contributions. Such amounts have been accrued in the accompanying financial statements.

9.	RISKS AND UNCERTANTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

10.	SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 22, 2021, the date the financial statements were issued.

11.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The Form 5500 has been prepared using the fair value of the underlying investments held by the common/collective trust fund, instead of using NAV as a practical expedient to estimate fair value. The following is a reconciliation of the net assets available for benefits per the financial statements to Schedule H of Form 5500 as of December 31:

	2020	2019
Net assets available for benefits per financial statements	$148,760,046	$137,331,158
Adjustment from NAV to fair value for common/collective trust fund investment	368,702	128,114

Net assets available for benefits per Form 5500	$149,128,748	$137,459,272

The following is a reconciliation of the change in net assets available for benefits per the financial statements to Schedule H of Form 5500 as of December 31:

2020
Increase in net assets available for benefits	$11,428,888
Adjustment from NAV to fair value for common/collective trust fund investment	240,588

Increase in net assets available for benefits, per Form 5500	$11,669,476

SUPPLEMENTAL SCHEDULE

RC WILLEY HOME FURNISHINGS

COMBINED RETIREMENT INVESTMENT SAVINGS PLAN

EIN 87-0242145

Plan 001

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2020

(a)	(b) Identity of Issue, Borrower, Lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current Value

*	MIP CL 2	Common/collective fund	**	$10,895,728

	AF BOND FD AMER R6	Mutual fund	**	7,834,879
	TRP SMALL-CAP VALUE	Mutual fund	**	7,140,844

	WF SPL MID CP VAL IS	Mutual fund	**	4,137,379

	MFS VALUE R4	Mutual fund	**	4,887,873

	VANG TOT BD MKT ADM	Mutual fund	**	2,899,918

	VANG SM CAP IDX ADM	Mutual fund	**	1,368,550

	DFA GLBL EQUITY INST	Mutual fund	**	2,719,837

	BARON ASSET INST	Mutual fund	**	10,018,479

	VANG FTSE AW IDX ADM	Mutual fund	**	911,522

*	FID BALANCED	Mutual fund	**	5,286,954

*	FID 500 INDEX	Mutual fund	**	17,948,738

*	FID MID CAP IDX	Mutual fund	**	5,280,483

*	FID GOVT MMRK PRM	Mutual fund	**	452

*	FID FDM IDX INC IPR	Mutual fund	**	568,059

*	FID FDM IDX 2005 IPR	Mutual fund	**	64,382

*	FID FDM IDX 2010 IPR	Mutual fund	**	103,306

*	FID FDM IDX 2015 IPR	Mutual fund	**	1,230,000

*	FID FDM IDX 2020 IPR	Mutual fund	**	3,061,435

*	FID FDM IDX 2025 IPR	Mutual fund	**	4,617,063

*	FID FDM IDX 2030 IPR	Mutual fund	**	3,376,055

*	FID FDM IDX 2035 IPR	Mutual fund	**	2,846,441

*	FID FDM IDX 2040 IPR	Mutual fund	**	3,760,212

*	FID FDM IDX 2045 IPR	Mutual fund	**	4,045,185

*	FID FDM IDX 2050 IPR	Mutual fund	**	2,773,666

*	FID FDM IDX 2055 IPR	Mutual fund	**	1,544,195

*	FID FDM IDX 2060 IPR	Mutual fund	**	776,526

*	FID BLUE CHIP GR K6	Mutual fund	**	19,468,263

*	FID INTL CAP APPR K6	Mutual fund	**	6,947,156

*	FID FDM IDX 2065 IPR	Mutual fund	**	12,882

	Total Mutual Funds			125,630,734

See accompanying report of independent registered public accounting firm

RC WILLEY HOME FURNISHINGS

COMBINED RETIREMENT INVESTMENT SAVINGS PLAN

EIN 87-0242145

Plan 001

Schedule H, Line 4i

Schedule of Assets (Held at End of Year) (continued)

December 31, 2020

(a)	(b) Identity of Issue, Borrower, Lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current Value

*	BERKSHIRE HTHWY STCK	Employer Securities	**	$9,493,917

	Cash Portfolio
*	BERKSHIRE HTHWY STCK	Interest-bearing cash	**	374,494

	Subtotal			146,394,873

*	Participant loans	Various maturity dates and interest rates of 4.25% to 6.5%	$ 0	2,761,329

	Total investments			$149,156,202

* Party-in-interest

**cost is not required for participant-directed investments

See accompanying report of independent registered public accounting firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RC WILLEY HOME FURNISHINGS COMBINED RETIREMENT INVESTMENT SAVINGS PLAN

Date: June 22, 2021	By:	/s/ Scott Hymas

Scott Hymas, Chief Executive Officer – RC Willey Home Furnishings

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm